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Filed by Deutsche Telekom AG
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: T-Online International AG
Exchange Act File Number 82-5125

        This document is a non-binding convenience translation of the German language original prepared pursuant to the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz). In case of any discrepancy between the English and German versions, the German language original shall prevail.

        The offer ("Offer") described herein is being made by Deutsche Telekom AG, a stock corporation organized under the laws of Germany ("Deutsche Telekom"), for the securities of T-Online International AG, a stock corporation incorporated under the laws of Germany ("T-Online"), and is being made in the United States in accordance with the U.S. tender offer rules, including the exemption in respect of securities of foreign issuers provided by Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act").

        In connection with the Offer, Deutsche Telekom sought exemptive relief from the U.S. Securities and Exchange Commission (the "SEC") from the requirements of Exchange Act Rule 14e-5, in order to permit Deutsche Telekom or its agents to make purchases of, or arrangements to purchase, T-Online Shares (as defined in Section 2.1 of this offer document) outside the United States other than pursuant to the Offer. Though the SEC granted this exemption, Deutsche Telekom has not made any purchases of T-Online Shares outside the framework of the Offer since the public announcement on 9 October 2004 of its intention to submit the Offer. Nevertheless, Deutsche Telekom expressly draws attention to the fact that, subject to applicable regulatory requirements, Deutsche Telekom or its affiliates or nominees or brokers (acting as agents) have the ability, pursuant to the SEC's grant of relief, to make certain purchases of, or arrangements to purchase, T-Online Shares outside the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. These purchases could occur either on the open market at prevailing prices or in private transactions at negotiated prices (in either case not to exceed the Purchase Price as defined in Section 6.1 of this offer document). In the event they were made, these purchases or arrangements to purchase would comply with applicable rules in Germany, including the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) and the regulations promulgated thereunder, as well as applicable U.S. securities laws (including any exemptive relief granted by the SEC).

        The Offer is being made by a German company for securities of a German company. Shareholders of T-Online International AG who are resident, have their registered office, or are ordinarily resident outside of the Federal Republic of Germany should be aware that this offer document has been prepared in accordance with German regulations, which differ from those applicable in other countries. In addition, the financial information relating to Deutsche Telekom contained in this document has been prepared in accordance with German generally accepted accounting principles ("GAAP"), and thus may not be comparable to financial information prepared in accordance with IFRS or U.S. GAAP. Financial information relating to T-Online contained in this document has been prepared in accordance with IFRS and thus may not be comparable to financial information prepared in accordance with German GAAP or U.S. GAAP.

        Deutsche Telekom and T-Online are stock corporations organized under the laws of the Federal Republic of Germany. None of the members of Management Boards or Supervisory Boards of Deutsche Telekom or T-Online is resident in the United States. All or a substantial portion of the assets of these individuals and of Deutsche Telekom and T-Online are outside the United States. As a result, it may not be possible for U.S. shareholders of T-Online to effect service of process within the United States upon these individuals or companies or to enforce against any of them judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws. The enforcement in Germany of civil liabilities based solely upon U.S. securities laws in original actions or in actions for the enforcement of judgments of U.S. courts may encounter difficulties. In addition, awards of punitive damages brought in the United States or elsewhere are unenforceable in Germany.

        You are advised to read the prospectus regarding the business combination transaction referenced in these materials, when it becomes available, because it will contain important information. The prospectus will be filed with the SEC by Deutsche Telekom. You may obtain a free copy of the prospectus (when available) and other related documents filed by Deutsche Telekom at the SEC's website at www.sec.gov, at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. When available, the prospectus and the other documents may also be obtained by contacting Deutsche Telekom AG, Attention: Investor Relations, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany.

        This document is a non-binding convenience translation of the German language original. In case of any discrepancy between the English and German versions, the German language original shall prevail.

Compulsory Publication

        pursuant to § 14(3) of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz)

        Shareholders of T-Online International AG who are resident, have their registered office, or are ordinarily resident outside of the Federal Republic of Germany should observe Section 2.2 of this Offer Document.

Offer Document

Voluntary Public Offer

by

Deutsche Telekom AG
Friedrich-Ebert-Allee 140, 53113 Bonn, Germany

to the shareholders of

T-Online International AG
Waldstraße 3, 64331 Weiterstadt, Germany

to purchase all registered shares with no par value
of T-Online International AG
at the price of EUR 8.99 cash per share

Acceptance Period: 26 November 2004 to 4 February 2005,
24:00 hours (Central European Time)

T-Online Shares
ISIN DE0005557706 (German Securities Identification No. 555770)

Tendered T-Online Shares
ISIN DE000A0BVWU4 (German Securities Identification No. A0BVWU)

Contents

1	Summary of the Offer		4
2	General Notices		6
	2.1	Implementation of the Voluntary Public Offer	6
	2.2	Persons to Whom the Offer is Addressed	6
	2.3	Announcement of the Decision to Make the Offer	7
	2.4	Publication of the Offer Document	7
3	Information Contained in the Offer Document		8
	3.1	General	8
	3.2	Status and Sources of Information	8
	3.3	No Update of the Offer Document	8
	3.4	Forward-looking Statements	8
4	Background and Objectives of the Offer		9
	4.1	General Background of the Offer	9
	4.2	Strategic Rationale for the Proposed Merger	9
	4.3	Further Steps for the Implementation of the Proposed Merger	9
	4.4	Future Integration of T-Online into Deutsche Telekom	10
5	Parties Involved		11
	5.1	Deutsche Telekom	11
	5.2	Shares and Voting Rights Currently Held by Deutsche Telekom	12
	5.3	T-Online	12
	5.4	Current Relationship Between T-Online and Deutsche Telekom	13
6	Terms of the Offer		14
	6.1	Subject of the Offer	14
	6.2	No Conditions	14
	6.3	Acceptance Period	14
7	Purchase Price		15
	7.1	Purchase Price Offered	15
	7.2	Determination of Purchase Price	15
	7.3	Purchase Price for Previous Acquisitions	16
8	Right to Withdraw		16
	8.1	General Right to Withdraw	16
	8.2	Right to Withdraw if the Offer is Amended	16
	8.3	Right to Withdraw if there are Competing Offers	17
	8.4	Exercise of Right to Withdraw	17
9	Administrative Proceedings		17
10	Implementation of the Offer		17
	10.1	Execution Agent	17
	10.2	Acceptance Declaration and Transfer	18
	10.3	Further Declarations by T-Online Shareholders Accepting the Offer	18
	10.4	Legal Consequences of Acceptance	19
	10.5	Settlement of the Offer	19
	10.6	Costs and Charges	19
	10.7	Trading in Tendered T-Online Shares	19

11	Financing the Offer		20
	11.1	Financing; Financing Measures Taken	20
	11.2	Confirmation of Financing	21
	11.3	Information on the Expected Effects of a Successful Offer on the Assets, Finances and Income of Deutsche Telekom AG and the Deutsche Telekom Group	21
12	Likely Consequences of the Offer for T-Online and its Remaining Shareholders		25
	12.1	Deutsche Telekom's Intentions with Respect to T-Online; Effects on the Members of the Governing Bodies, Employees and their Representatives	25
	12.2	Effects on T-Online Shareholders Who Do not Accept the Offer	26
13	Function of Individual Members of T-Online's Management and Supervisory Boards in the Deutsche Telekom Group		28
14	Advantages for the Members of T-Online's Management and Supervisory Boards		28
15	Statement by T-Online's Management and Supervisory Boards		29
16	Advising Banks		29
17	Taxation		30
18	Publications, Declarations and Announcements		30
19	Applicable Law		30
20	Declaration of Assumption of Responsibility		31

1    Summary of the Offer

        This summary highlights material information about the offer to purchase all of the registered shares with no par value of T-Online International AG, but is intended to be an overview only. For a more complete description of the terms of this offer (the "Offer"), the shareholders of T-Online International AG should read carefully this entire offer document (the "Offer Document") and the related documents described in the Offer Document, including any accompanying documents, as this summary may not answer all questions and additional important information is contained in the remainder of the Offer Document and the related documents.

Bidder:	Deutsche Telekom AG.
Target Company:	T-Online International AG.
Shares and voting rights currently held by Deutsche Telekom AG:	Deutsche Telekom AG currently directly holds 904,853,879 shares of T-Online International AG (corresponding to approximately 73.93% of the current capital stock and the current voting rights).
Subject of the Offer:
Acquisition of all registered shares with no par value of T-Online International AG, each share with a proportionate amount of EUR 1.00 in the registered share capital (International Securities Identification Number ("ISIN") DE0005557706, German Securities Identification Number (Wertpapierkennnummer, "WKN") 555770).
Consideration:	EUR 8.99 per no par value share.
Conditions to the Offer:	The Offer is not subject to any conditions.
Beginning of Acceptance Period:	26 November 2004.
End of Acceptance Period:	4 February 2005, 24:00 hours (Central European Time) (unless the acceptance period is extended in accordance with Section 6.3.2 of the Offer Document).
Stock Market Trading:
The shares of T-Online International AG tendered in acceptance of the Offer can be traded during the Acceptance Period or any extension thereof on the Regulated Market (Geregelter Markt) of the Frankfurt Stock Exchange under ISIN DE000A0BVWU4/WKN A0BVWU.

Acceptance:
Acceptance of the Offer through a custodial bank or other securities service provider with its headquarters or a branch in Germany must be made in writing within the Acceptance Period or any extension thereof. More information on the procedures for acceptance of the Offer is contained in Section 10 of the Offer Document. There is no cost or charge for shareholders of T-Online International AG who sell shares under the Offer in Germany; any fees imposed by non-German custodial banks and any other fees or charges must be borne by the particular shareholder.
Publications:
The Offer Document will be published on 26 November 2004 on the Internet at www.telekom.de/tender-offer and can be obtained free of charge from Dresdner Bank AG, Jürgen-Ponto-Platz 1, 60301 Frankfurt/Main, Germany, fax: +49-69-91509810. The availability of the Offer Document will be announced in the Börsen-Zeitung and the U.S. edition of the Wall Street Journal. Any further declarations, announcements and notices by the Bidder in connection with the Offer will be published on the Internet at www.telekom.de/tender-offer, in the Börsen-Zeitung or, on days on which the Börsen-Zeitung is not published, in the Frankfurter Allgemeine Zeitung and, in the event of material amendments to the terms of the Offer, also in the U.S. edition of the Wall Street Journal. (See Section 18 of the Offer Document.)

        Since the public announcement of its decision to submit the Offer on 9 October 2004 the Bidder has not, directly or indirectly, acquired any shares of T-Online International AG. However, Deutsche Telekom AG expressly draws attention to the fact that it or its agents have the ability to acquire additional shares of T-Online International AG during the period of the Offer outside the framework of the Offer. As a condition to the requested exemptive relief from Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, Deutsche Telekom AG undertook to the U.S. Securities and Exchange Commission to acquire shares in T-Online International AG outside the framework of the Offer only at prices not to exceed the purchase price offered in the Offer.

2    General Notices

2.1    Implementation of the Voluntary Public Offer

        The offer ("Offer") contained in this offer document ("Offer Document") is being made by Deutsche Telekom AG, a stock corporation having its corporate seat in Bonn, Germany and which is registered in the commercial register of the Local Court (Amtsgericht) of Bonn under HRB 6794 ("Deutsche Telekom" or the "Bidder"). The Offer is a voluntary public offer to acquire all registered shares with no par value, each share with a proportionate amount of EUR 1.00 in the registered share capital (ISIN DE0005557706 / WKN 555770) of T-Online International AG (the "T-Online Shares"), a stock corporation having its corporate seat in Darmstadt, Germany and which is registered in the commercial register of the Local Court (Amtsgericht) of Darmstadt under HRB 7641 ("T-Online" or the "Target Company").

        The Offer will be implemented as a public offer to purchase in accordance with German law, in particular the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, the "WpÜG"), the regulations under the WpÜG, in particular the WpÜG Regulation on Offers (WpÜG-Angebotsverordnung, the "WpÜG-AngVO") and in accordance with the applicable securities laws of the United States (including any exemptive relief granted by the U.S. Securities and Exchange Commission).

        The Offer Document and its publication are exclusively subject to the approval of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, the "BaFin") in accordance with German law. Accordingly, no further registrations, licenses or approvals will be made in respect of the Offer Document and/or the Offer outside Germany.

        The Bidder expressly draws attention to the fact that it or its agents have the ability to acquire or arrange to acquire, additional T-Online Shares during the period of the Offer outside the framework of the Offer on the open market at prevailing prices or through private transactions at negotiated prices. As a condition to the requested exemptive relief from Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, Deutsche Telekom undertook to the U.S. Securities and Exchange Commission to acquire T-Online Shares outside the framework of the Offer only at prices not to exceed the Purchase Price as defined in Section 6.1 of the Offer Document).

2.2    Persons to Whom the Offer is Addressed

        The Offer is addressed to all German and non-German shareholders of T-Online International AG ("T-Online Shareholders").

        Although the publication of the Offer Document on the Internet as required by § 14(3) sentence 1 WpÜG facilitates worldwide access, the Offer Document must not be sent to or published in countries where this would be unlawful. T-Online Shareholders who are resident, have their registered office, or are ordinarily resident outside Germany should note that outside Germany or the U.S. the Offer Document is not a public tender offer pursuant to the laws of their country. The Bidder has not authorized any third party to publish or disseminate the Offer Document or to promote it outside Germany or the U.S.

        Sending, distributing or disseminating the Offer Document, accepting the Offer or transferring T-Online Shares may be subject to legal restrictions outside Germany and the U.S. T-Online Shareholders who wish to accept the Offer and who are subject to laws other than those of Germany or the U.S. should collect information about and observe any applicable restrictions outside Germany and the U.S. Deutsche Telekom does not warrant that sending, distributing or disseminating the Offer Document, accepting the Offer or transferring T-Online Shares outside Germany or the U.S. complies with the applicable laws and regulations outside Germany and the U.S. The Bidder assumes no responsibility if applicable legal provisions are disregarded by third parties.

        Irrespective of the foregoing remarks, any T-Online Shareholder may accept the Offer in accordance with the terms set forth in the Offer Document and applicable laws.

2.3    Announcement of the Decision to Make the Offer

        The Bidder announced its decision to launch the Offer on 9 October 2004, in accordance with § 10(1) sentence 1 WpÜG and § 10(3) WpÜG. The German and the English versions of this announcement are available on the Internet at www.telekom.de/tender-offer.

2.4    Publication of the Offer Document

        In accordance with § 14(3) WpÜG the Offer Document is available on the Internet at www.telekom.de/tender-offer. It can be obtained free of charge from Dresdner Bank AG, Jürgen-Ponto-Platz 1, 60301 Frankfurt/Main, Germany, fax: +49-(69)-91509810. The Bidder will make a corresponding announcement in the Börsen-Zeitung and in the U.S. edition of the Wall Street Journal on 26 November 2004. An English translation of the Offer Document, which has not been reviewed or approved by the BaFin, is available on the Internet at www.telekom.de/tender-offer. The Bidder will announce the availability of the English translation in the Börsen-Zeitung and in the U.S. edition of the Wall Street Journal on 26 November 2004.

        Copies of both the English and the German version of the Offer Document can also be requested to be sent, free of charge, by calling the information hotline established by the Bidder under telephone number 0800-4766666 (toll-free in Germany) or 1-800-817-0844 (toll-free in the U.S.).

        The Bidder will provide the Offer Document to the relevant Custodial Institutes (as defined in Section 10.2 of the Offer Document) for purposes of sending it to T-Online Shareholders who are resident in Germany or the U.S. Beyond that, the Custodial Institutes may not dispatch, distribute or disseminate the Offer Document to T-Online Shareholders, unless such distribution is made in compliance with the securities laws of the jurisdictions in which such distribution takes place.

3    Information Contained in the Offer Document

3.1    General

        All references in the Offer Document to "EUR" are to the euro. Where a time is stated in the Offer Document it is given in Central European Time. To the extent, reference is made in the Offer Document to "current", "currently", "at the date hereof" or "today" this relates to the time of execution of the Offer Document on 25 November 2004.

        For purposes of the Offer and the Offer Document, all references to a "Working Day" mean any day from Monday to Saturday (both days included) with the exception of public holidays in Germany. All references to a "Banking Day" mean a day on which banks in Frankfurt/Main, Germany, are open for business.

3.2    Status and Sources of Information

        Unless otherwise expressly indicated, all information, opinions, intentions and forward-looking statements contained in the Offer Document are based on the information and plans currently available to the Bidder and on certain current assumptions of the Bidder. Unless otherwise expressly indicated, the statements made in the Offer Document in respect of T-Online are based on publicly available sources of information, on information available to Deutsche Telekom in the context of its business relationships with T-Online without being bound by confidentiality restrictions, as well as on information provided to Deutsche Telekom for the purpose of consolidating the T-Online sub-group into Deutsche Telekom's consolidated group financial statements. All information, plans and assumptions currently available to the Bidder may change in the future.

        Without prejudice to the rights and obligations of the Management Board and the Supervisory Board, and the right of the competent works council of the Target Company to issue statements in accordance with § 27 WpÜG, the Bidder has not authorized any third party to make any statements on or about the Offer or the Offer Document. If third parties do make such statements, the T-Online Shareholders should not attribute them to the Bidder when deciding whether to accept the Offer.

3.3    No Update of the Offer Document

        The Offer Document will only be updated in accordance with obligations of disclosure in § 21 and § 23 WpÜG; the other German statutory notification duties remain unaffected. Notwithstanding the foregoing remarks, the Bidder currently intends to publish additional information concerning the status of the valuations performed by Deutsche Telekom and T-Online for the determination of the exchange ratio in the proposed merger (see Section 4 of the Offer Document), as described in more detail in Section 12.2.5 of the Offer Document.

3.4    Forward-looking Statements

        The Offer Document and the documents referred to in the Offer Document include certain forward-looking statements. Forward-looking statements are statements that are not historical facts and are identified by words such as "will", "expects", "anticipates", "plans", "intends", "is convinced" and similar expressions. These statements appear throughout the Offer Document and include statements regarding the intent, belief or current expectations of the Bidder and its management, inter alia with respect to the likely consequences of the Offer for T-Online and its remaining shareholders. The forward-looking statements are based on current plans, estimates and projections made by the Bidder to the best of its knowledge and speak only as of the date they are made. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond the Bidder's control. It should be noted that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements.

These factors include, among others, risks and uncertainties with respect to expectations regarding the exchange ratio in the merger, the timing and completion of the merger and earnings developments.

4    Background and Objectives of the Offer

4.1    General Background of the Offer

        On 9 October 2004, Deutsche Telekom announced its decision to pursue a statutory merger of T-Online with Deutsche Telekom under the German Transformation Act (Umwandlungsgesetz, the "UmwG") in order to fully integrate T-Online and Deutsche Telekom. Deutsche Telekom has invited T-Online's Management Board to enter into discussions concerning the merger. The discussions in response to this invitation commenced on 10 October 2004 after T-Online's Supervisory Board dealt with the matter and the possibility of T-Online's Management Board entering into such discussions and negotiations with Deutsche Telekom. The discussions are still ongoing as of the date of publication of the Offer Document.

        Following the anticipated approval of the merger at a shareholders' meeting of T-Online and, if required, at a shareholders' meeting of Deutsche Telekom, T-Online Shareholders (other than Deutsche Telekom) will upon completion of the merger be granted shares in Deutsche Telekom in exchange for their T-Online Shares. This will not take place before the expiration of the Acceptance Period (as defined in Section 6.3.1 of the Offer Document).

        Deutsche Telekom recognizes that some T-Online Shareholders may want to sell their shares for cash, in a certain amount known at the date hereof, and at a time well before completion of the merger. Therefore, in order to provide market liquidity and price certainty to T-Online Shareholders, Deutsche Telekom has decided to submit the Offer at the XETRA closing price for T-Online Shares on 8 October 2004 (EUR 8.99), i.e. the last day before Deutsche Telekom announced its decision to submit the Offer.

4.2    Strategic Rationale for the Proposed Merger

        The full integration of T-Online into Deutsche Telekom is essential to Deutsche Telekom's realigned strategy for the development of fixed-line and broadband markets in Germany. Deutsche Telekom, with its Broadband/Fixed Network strategic business area, focuses on combining access, communication and entertainment services for the mass-market. Deutsche Telekom is convinced that these so-called double-play (access/communication) and triple-play (access/communication/ entertainment services) approaches are essential to reinforce broadband growth in Germany. Deutsche Telekom also expects this integrated broadband strategy to strengthen customer loyalty, create opportunities to increase average revenue per customer and counter the decline in the fixed-line voice communications market. The full integration of T-Online into Deutsche Telekom provides Deutsche Telekom with the necessary flexibility to establish one single customer interface, which is the essential prerequisite for the efficient marketing of combined services, and to achieve sustainable customer relationships. Therefore, it is an overarching strategic aim of Deutsche Telekom to complete the merger with T-Online as soon as possible.

4.3    Further Steps for the Implementation of the Proposed Merger

        As a first step for the implementation of the proposed merger, Deutsche Telekom and T-Online have entered into discussions concerning the framework of such merger. As a result of these discussions, the parties concluded a "framework agreement" (Grundsatzvereinbarung) dated 8 November 2004. In this framework agreement the parties have expressed their intention to pursue a statutory merger and have agreed on details of the intended future integration of T-Online into Deutsche Telekom (see Section 4.4 of the Offer Document) as well as on procedural matters regarding the implementation of the proposed merger.

        Further steps for the implementation of the proposed merger include Deutsche Telekom and T-Online's entry into a merger agreement, the content of which is largely defined by German law. The merger agreement must stipulate, as its most important component, the exchange ratio determining the number of Deutsche Telekom Shares (as defined in Section 5.1 of the Offer Document) that are to be granted in exchange for a defined number of T-Online Shares in the merger. For further details concerning the determination of the exchange ratio and the current status of the valuation, please refer to Section 12.2.4 of the Offer Document.

        The shareholders' meeting of T-Online and the shareholders' meeting of Deutsche Telekom are required to approve the merger agreement by qualified majority (75% of the share capital represented at the shareholders' meeting). However, a vote by Deutsche Telekom shareholders is not required if Deutsche Telekom holds 90% or more of T-Online's share capital in accordance with § 62(1) UmwG, and there is no request pursuant to § 62(2) UmwG by Deutsche Telekom shareholders whose shares taken together amount to at least 5% of the share capital of Deutsche Telekom to hold a shareholders' meeting to vote on the merger. Additional procedures to be followed are set out in other statutes. They include in particular the obligation to have the merger agreement, in particular appropriateness of the exchange ratio, reviewed by an independent auditor. On the basis of the framework agreement, Deutsche Telekom and T-Online applied to the competent District Court (Landgericht) of Frankfurt/Main by letters dated 3 November 2004 and 4 November 2004, respectively, for the selection and appointment of a joint merger auditor. By decision dated 15 November 2004, the District Court (Landgericht) of Frankfurt/Main selected and appointed Dr. Ebner, Dr. Stolz und Partner GmbH Wirtschaftsprüfungsgesellschaft, Steuerberatungsgesellschaft as merger auditor. Deutsche Telekom currently expects that the requisite approval by the shareholders of T-Online and, if required, the shareholders of Deutsche Telekom may be granted in the first half of 2005.

        After the approval by the requisite shareholder votes, and assuming no action to set aside the shareholders' resolutions has been filed or, if such action has been filed, the competent court determined that such filing does not bar the registration, the merger can be registered in the commercial registers of Deutsche Telekom and T-Online. Upon registration in the register of Deutsche Telekom, which cannot take place before registration in the register of T-Online, the merger will become legally effective. Deutsche Telekom currently expects that the merger may come into effect in the second half of 2005.

4.4    Future Integration of T-Online into Deutsche Telekom

        The entire business of T-Online International AG transferred to Deutsche Telekom by virtue of the merger (the "T-Online Business") will be a crucial part within Deutsche Telekom's Broadband/Fixed Network strategic business area. "T-Online" will continue to be used as an independent product brand for all Internet protocol-based services of Deutsche Telekom in the mass market. The T-Online Business will continue to be a separate organizational unit within Deutsche Telekom's Broadband/Fixed Network strategic business area with its own management (constituting the "T-Online Departmental Board" (Bereichsvorstand), as well as profit- and loss-responsibility. Management and staff of the T-Online Business are expected to play a decisive role in the development of Deutsche Telekom's broadband business. The Broadband/Fixed Network strategic business area will be headed by an executive committee, to which at least three members of the T-Online Departmental Board will belong, who will have substantial functions for the entire Broadband/Fixed Network strategic business area.

        In accordance with § 8 UmwG, the Management Boards of Deutsche Telekom and T-Online will issue a detailed joint merger report in which the legal structure and the economic background of the merger are explained. The Offer Document is no substitute for or qualification of such merger report. In order to collect information on the proposed merger, the Bidder recommends that T-Online Shareholders take into account future publications on the merger by the companies involved and, in particular, review the merger report which will be available as of the invitation of the requisite shareholders' meetings called to vote on the merger. Deutsche Telekom currently expects that the requisite shareholders' meetings may take place in the first half of 2005.

5    Parties Involved

5.1    Deutsche Telekom

        Deutsche Telekom is a stock corporation organized under German law, with its corporate seat in Bonn, Germany and its business address at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany. It is registered in the commercial register of the Local Court (Amtsgericht) of Bonn under HRB 6794. The capital stock of Deutsche Telekom currently amounts to EUR 10,746,448,570.88 consisting of 4,197,831,473 ordinary shares with no par value ("Deutsche Telekom Shares"). According to information supplied by the Federal Republic of Germany, as of 31 December 2003, the Federal Republic's direct ownership interest in Deutsche Telekom was approximately 26.03%. Kreditanstalt für Wiederaufbau (KfW), the stated capital of which is 80% owned by the Federal Republic of Germany and 20% owned by the German federal states, owned 16.74% of the Deutsche Telekom Shares as of 31 December 2003. On 8 November 2004, KfW informed Deutsche Telekom that it has reduced its shareholding in Deutsche Telekom from 16.74% to 11.99%. On 25 November 2004, KfW confirmed to Deutsche Telekom that its shareholding continues to be 11.99%.

        Deutsche Telekom is one of the world's largest telecommunications companies, with a significant presence in Germany, elsewhere in Europe and the U. S. through its subsidiary undertakings and investments. Deutsche Telekom provides a range of telecommunications services through its current four main business divisions, partly directly and partly through subsidiaries: the business divisions T-Com (for fixed-line network access and services), T-Mobile (for mobile communications) and T-Systems (for data communications and systems solutions to large business customers) are mainly carried by Deutsche Telekom. The fourth business division, which provides Internet services, is predominantly represented by its majority-owned subsidiary T-Online.

        The principal services offered by the T-Com division are narrow and broadband access to Deutsche Telekom's fixed-line telecommunications network and domestic and international public fixed-line network voice telephony products and services for individual and business customers (small- to medium-sized enterprises). T-Com operated one of the largest fixed-line networks in Europe with approximately 57.9 million access channels (of which 51.1 million access channels were in Germany, including 23.6 million Integrated Services Digital Network, or ISDN, channels) as of 31 December 2003.

        The T-Systems division provides information and communication technology services worldwide to large German and international accounts, non-profit organizations and governmental agencies. T-Systems commenced operations under its reorganized structure in 2000 by combining a number of Deutsche Telekom business units, including debis Systemhaus GmbH (of which 50.1% was acquired in October 2000 and the remaining 49.9% was acquired in the first quarter of 2002). T-Systems' services and solutions are targeted primarily at large national and international corporations. T-Systems provides support for customers through its global telecommunications network in more than twenty countries.

        The principal services offered by the T-Mobile division are digital mobile telephony services based on the mobile telecommunications technology known as GSM (or Global System for Mobile Communications) and non-voice services such as SMS (Short Message Services), MMS (Multimedia Messaging Services) and other data services to residential and business subscribers based on CSD (Circuit Switched Data) or GPRS (General Packet Radio Service) technologies. T-Mobile also operates "HotSpots" (wireless local area networks or W-LAN) which can currently be used by customers in more than 4,500 public locations in Germany, Austria, the Czech Republic, the United Kingdom, the Netherlands and the United States. The T-Mobile division offers international roaming services for GSM and GPRS to subscribers through a large number of international roaming agreements with third-party operators, so that subscribers can access mobile services while they are outside their home network service area. The T-Mobile division also sells mobile handsets to subscribers in conjunction with its service offerings.

        Deutsche Telekom offers Internet services in Europe for residential customers and for small- to medium-sized business customers through its majority-owned subsidiary, T-Online. T-Online provides its customers access to the Internet and, through its own Internet portal, an extensive range of products and value-added services, such as e-mail, online chats, web hosting, web organizer (Internet based calendar and address book functions) and international Internet access.

        Based on generally accepted accounting principles in Germany ("German GAAP"), the Deutsche Telekom group had consolidated net revenues of approximately EUR 55.8 billion in the year ended 31 December 2003 and consolidated net income of approximately EUR 1.3 billion in the same period. Under German GAAP, Deutsche Telekom group's consolidated shareholders' equity as of 31 December 2003 was approximately EUR 33.8 billion. In the first nine months of 2004, Deutsche Telekom group had consolidated net revenues of approximately EUR 42.9 billion and consolidated net income of approximately EUR 3.2 billion. Under German GAAP, Deutsche Telekom group's consolidated shareholders' equity as of 30 September 2004 was approximately EUR 37.9 billion. On average in 2003, Deutsche Telekom (including its subsidiaries) had 251,263 employees (including civil servants). On average approximately 2,637 of these employees were working for the Target Company and its subsidiaries.

5.2    Shares and Voting Rights Currently Held by Deutsche Telekom

        Currently, Deutsche Telekom directly holds 904,853,879 shares of T-Online (corresponding to approximately 73.93% of the current capital stock and the current voting rights; see Section 5.4 of the Offer Document). The Bidder does not hold any other T-Online Shares through subsidiaries. There are no persons acting in concert with the Bidder within the meaning of § 2(5) WpÜG and no other voting rights from T-Online Shares are attributable to the Bidder according to § 30 WpÜG.

        Neither the Bidder nor its subsidiaries within the meaning of § 2(6) WpÜG nor any other persons acting in concert with Deutsche Telekom within the meaning of § 2(5) WpÜG acquired any T-Online Shares in the three month period prior to the announcement of the decision to make the Offer on 9 October 2004, nor in the time period between such announcement and the date of publication of the Offer Document. No other security transactions to be disclosed pursuant to § 2(7) WpÜG-AngVO were entered into during such periods.

5.3    T-Online

        T-Online is a stock corporation organized under German law, with its corporate seat in Darmstadt, Germany and its business address at Waldstraße 3, 64331 Weiterstadt, Germany. It is registered in the commercial register of the Local Court (Amtsgericht) of Darmstadt HRB 7641. The capital stock of T-Online currently amounts to EUR 1,223,890,578 consisting of 1,223,890,578 ordinary shares with no par value. Until 30 May 2006, T-Online's Management Board is authorized, with the consent of the Supervisory Board, to increase the capital stock one or several times in an amount up to EUR 611,929,144 by issuing new shares against contribution in cash or in kind under certain terms set forth in T-Online's articles of association. Furthermore, T-Online has currently conditional capitals (bedingte Kapitalia) totaling EUR 4,619,299 for the purpose of issuing new shares when stock options, i.e. options to acquire T-Online Shares in accordance with certain terms, granted to key employees of T-Online and its subsidiaries, are exercised.

        Currently, two employee participation plans in the form of stock option plans have been implemented by T-Online ("Stock Option Plan 2000" and "Stock Option Plan 2001", together the "Stock Options Plans"). According to information made available by T-Online, under the Stock Option Plans, 4,004,495 stock options are currently still outstanding and 3,028,794 of these stock options may, in the case of 117,370 of the stock options under Stock Option Plan 2000 subject to additional conditions, be exercised before the expiration of the Acceptance Period (as defined in Section 6.3.1 of the Offer Document). The exercise price for the stock options under Stock Option Plan 2000 is EUR 37.65, the exercise price for a tranche of 1,968,843 of the stock options under Stock Option Plan 2001 is EUR 10.35 and the exercise price for the other tranche of 1,918,282 of the stock options under Stock Option Plan 2001 (of which only 942,581 may be exercised before the expiration of the Acceptance Period) is EUR 10.26. The remaining stock options of the latter tranche may not be exercised before 14 July 2005.

        Deutsche Telekom currently holds approximately 73.93% of the T-Online Shares. According to information provided by T-Online, apart from the Bidder only Lagardère SCA, Paris, holds T-Online Shares in an amount required to be notified (current shareholding 5.69%). The remaining T-Online Shares are in free float.

        The corporate headquarters of T-Online are located in Weiterstadt. Important branches of T-Online are located in Kiel, Oldenburg and Ulm.

        T-Online is one of Europe's largest Internet service providers, with more than 13.1 million subscribers as of 31 December 2003. T-Online provides its residential and small- to medium-sized business customers with access to the Internet, including broadband service which enables customers to access the Internet and Internet-related services at significantly higher speeds than traditional dial-up service is capable of supporting. T-Online's activities also include Internet advertising and certain e-commerce initiatives. For products and services that are important for T-Online's business but outside its core competencies, such as media content, software development and distribution, T-Online has developed numerous alliances and partnerships. T-Online is the leading Internet service provider in Germany by number of subscribers as of 31 December 2003; its business there accounts for approximately 90% of T-Online group revenues. T-Online also operates through wholly-owned subsidiaries in France and Spain.

        The T-Online group had consolidated net revenues of approximately EUR 1,851 million in the year ended 31 December 2003, and had a consolidated net loss of approximately EUR 37.7 million in the same period, both on an IFRS basis. Under IFRS, consolidated shareholders' equity for the T-Online group as of 31 December 2003 was approximately EUR 5,480 million. In the first nine months of 2004, T-Online group had consolidated net revenues of approximately EUR 1,473 million and net income of approximately EUR 248 million. Under IFRS, consolidated shareholders' equity for the T-Online group as of 30 September 2004 was approximately EUR 5,729 million.

5.4    Current Relationship Between T-Online and Deutsche Telekom

        The Bidder currently holds approximately 73.93% of the registered share capital (corresponding to approximately 73.93% of the voting rights) of T-Online. T-Online is a dependent company within the meaning of § 17 of the German Stock Corporation Act (Aktiengesetz, the "AktG") in relation to the Bidder. T-Online is fully consolidated in the Bidder's consolidated financial statements in accordance with German GAAP and in the Bidder's consolidated financial statements in accordance with U.S. generally accepted accounting principles. The consolidated subsidiaries of T-Online are also included in the Bidder's consolidated financial statements.

        Most recently on 13 February 2004, the Management Board of T-Online issued a dependent company report (Abhängigkeitsbericht) in accordance with § 312 AktG. The dependent company report was audited by T-Online's auditor, PWC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, who stated, inter alia, that the consideration for the legal transactions set out in the dependent company report because they were entered into by T-Online and the Bidder or an affiliate of the Bidder, was not inappropriate.

6    Terms of the Offer

6.1    Subject of the Offer

        Deutsche Telekom hereby offers to all T-Online Shareholders to purchase and acquire, on the terms set forth in the Offer Document, all registered shares with no par value of T-Online International AG, each share with a proportionate amount of EUR 1.00 in the registered share capital (ISIN DE0005557706/WKN 555770) for a purchase price of EUR 8.99 per T-Online Share in cash (the "Purchase Price").

        According to information provided by T-Online, 319,036,699 T-Online Shares are currently held by T-Online Shareholders other than the Bidder (corresponding to approximately 26.07% of the current capital stock and the current voting rights). According to information provided by T-Online, T-Online does not currently hold any T-Online Shares.

        The Offer also applies to T-Online Shares which may be acquired through the exercise of stock options under the Stock Option Plans before the expiration of the Acceptance Period. However, it does not relate to the (unexercised) option rights on T-Online Shares under the Stock Option Plans. As a result of the exercise of stock options under the Stock Option Plans, the total number of T-Online Shares that can be tendered into the Offer may be increased before the end of the Acceptance Period (as defined in Section 6.3.1 of the Offer Document) up to 322,065,493.

6.2    No Conditions

        The Offer is not subject to any conditions.

6.3    Acceptance Period

6.3.1    Beginning and Ending of Acceptance Period

        The period for accepting the Offer ("Acceptance Period") begins on 26 November 2004 with the publication of the Offer Document on the Internet at www.telekom.de/tender-offer and the announcement in the Börsen-Zeitung that the Offer Document can be obtained free of charge from Dresdner Bank AG, Jürgen-Ponto-Platz 1, 60301 Frankfurt am Main, Germany, fax +49-69-91509810.

        The Acceptance Period ends on

          4 February 2005 at 24:00 hours (Central European Time).

        The Offer may only be accepted within the Acceptance Period or extended acceptance period, as described below.

6.3.2    Extension of Acceptance Period

        In accordance with § 21(1) sentence 1 WpÜG, the Bidder can amend the Offer. Any such amendment must be published without undue delay and no later than one Working Day before the expiration of the Acceptance Period, i.e. until 24:00 hours on 3 February 2005. If the amendment is published within the last two weeks before the expiration of the Acceptance Period, the acceptance period will be extended by two weeks. This will also apply if the amended offer is in breach of statutory provisions (§ 21(5) WpÜG).

        If during the Acceptance Period a public purchase or exchange offer to acquire T-Online Shares is made by a third party by publication of an offer document (a "Competing Offer") and if the Acceptance Period for the Offer would otherwise expire before the expiration of the acceptance period for the Competing Offer, the expiration of the acceptance period for the Offer will be the same as the expiration of the acceptance period for the Competing Offer. This will also apply if the Competing Offer is amended or prohibited or is in breach of statutory provisions (§ 22(2) WpÜG).

        If the acceptance period is extended on one or both of the above grounds, it will be designated as the "Extended Acceptance Period" in the Offer Document.

7    Purchase Price

7.1    Purchase Price Offered

        Deutsche Telekom hereby offers to pay a Purchase Price of

EUR 8.99 per T-Online Share in cash.

7.2    Determination of Purchase Price

        The Purchase Price offered by Deutsche Telekom is equal to the closing price for T-Online Shares in the XETRA electronic trading system ("XETRA Closing Price") on 8 October 2004, i.e. the last day before Deutsche Telekom announced its decision to submit the Offer. The decision to offer the then current market price is based on the objectives Deutsche Telekom is pursuing with the Offer. As described in Section 4.1 of the Offer Document, by submitting the Offer Deutsche Telekom intends to provide market liquidity and price certainty to all T-Online Shareholders who may want to sell their shares for cash, in a certain amount known at the date hereof, and at a time well before completion of the merger.

        The provisions of the WpÜG setting forth a minimum price for certain categories of public offers, namely for takeover offers and mandatory offers, do not apply in this case, since the Offer is neither a takeover offer targeted at acquiring a controlling majority (at least 30% of the voting rights) nor a mandatory offer triggered by a change of control. Rather, the Offer will lead to Deutsche Telekom's controlling majority stake in T-Online being increased. Therefore, Deutsche Telekom is not subject to any requirements of the WpÜG in determining the amount to be paid.

        Even if the provisions of the WpÜG regarding a minimum price were to apply to the Offer, the Purchase Price would satisfy such provisions. § 31 WpÜG and § 3 to § 5(1) WpÜG-AngVO provide that the purchase price must not be below the weighted average German stock market price for the shares of the target company over the three month period immediately prior to the public announcement of the decision to submit the offer. According to the BaFin database of minimum prices within the meaning of the WpÜG at www.bafin.de, the average stock market price in Germany, weighted by trading volumes, of the T-Online Share during the three month period prior to the public announcement of the decision to submit the Offer on 9 October 2004 was EUR 8.59 (minimum price as of 8 October 2004). BaFin stated in the aforementioned database that the quoted average stock price is "valid" ("gültig") for the determination of the minimum price under the WpÜG.

        In addition, the Purchase Price exceeds the volume weighted average XETRA Closing Prices for the last eight days, one month and six months prior to the public announcement of the decision to submit the Offer.

  •
  The volume weighted average XETRA Closing Prices for T-Online Shares during the week (1 October 2004 to 8 October 2004) prior to the public announcement of the decision to submit the Offer was EUR 8.93.

  •
  The volume weighted average XETRA Closing Prices for T-Online Shares during the month (8 September 2004 to 8 October 2004) prior to the public announcement of the decision to submit the Offer was EUR 8.86.

  •
  The volume weighted average XETRA Closing Prices for T-Online Shares during the six months (8 April 2004 to 8 October 2004) prior to the public announcement of the decision to submit the Offer was EUR 8.84.

(All references in this Section to XETRA Closing Prices are based on data of Datastream by The Thompson Corporation, Stamford, U.S.A.)

        Currently, Deutsche Telekom is performing preparatory work on the proposed merger of T-Online with Deutsche Telekom. Deutsche Telekom, with the assistance of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftspru ?fungsgesellschaft ("KPMG"), has performed preliminary valuations of both companies based on discounted future earnings (Unternehmensbewertung nach dem Ertragswertverfahren). For details concerning the preliminary valuations, the procedure for the determination of the exchange ratio and the current expectations of Deutsche Telekom on the exchange ratio, see Section 12.2.4 of the Offer Document.

        Consistent with the objective of the Offer, to provide market liquidity and price certainty as described in Section 4.1 of the Offer Document, Deutsche Telekom has only based its decision on the Purchase Price on the closing price for T-Online Shares on 8 October 2004, i.e. the last day before the public announcement of its decision to submit the Offer, and has not taken into account any other method of valuation. In particular, Deutsche Telekom has not taken into account the aforementioned valuation on the basis of discounted future earnings. In this context, from the perspective of T-Online Shareholders, it is important to note that upon completion of the proposed merger, T-Online Shareholders will not receive cash compensation in exchange for their T-Online Shares which reflects the value on a per share basis of T-Online based on discounted future earnings. Rather, the compensation on the merger will be paid in Deutsche Telekom Shares at a certain exchange ratio to be determined in the merger agreement.

        In addition, the system of minimum prices set forth in the WpÜG generally considers the share price of a target company to be the relevant factor for determining the offer price. Even though the pertinent WpÜG provisions do not apply here, they show that, as a general rule, the value of the consideration to be offered in a public offer under the WpÜG is judged on the basis of the share price of the target company rather than on its discounted future earnings value.

        Against this background, in particular the objective of the Offer to provide market liquidity and price certainty, the Bidder deems the method for determining the Purchase Price, namely the selection of the last XETRA Closing Price for T-Online Shares before the public announcement of the decision to submit the Offer, appropriate.

7.3    Purchase Price for Previous Acquisitions

        Between 9 July 2004 and 26 November 2004, i.e. in the three month period prior to the public announcement of its decision to submit the Offer and in the time period between such decision and the publication of the Offer Document, Deutsche Telekom did not acquire T-Online Shares.

8    Right to Withdraw

8.1    General Right to Withdraw

        T-Online Shareholders may, at any time until the expiration of the Acceptance Period or, if applicable, the Extended Acceptance Period, withdraw from the contract concluded by accepting the Offer without having to provide any explanation of their reasons. In the cases described in Sections 8.2 and 8.3 of the Offer Document, there is a statutory right to withdraw.

8.2    Right to Withdraw if the Offer is Amended

        T-Online Shareholders who accept the Offer can, before expiration of the Acceptance Period or, if applicable, the Extended Acceptance Period, withdraw from the contract concluded by accepting the Offer if after their acceptance of the Offer an amendment to it is published on the Internet and in a recognized national stock exchange journal (either by full publication or notification).

8.3    Right to Withdraw if there are Competing Offers

        T-Online Shareholders who accept the Offer can, before expiration of the Acceptance Period or, if applicable, the Extended Acceptance Period, withdraw from the contract concluded by accepting the Offer if after their acceptance of the Offer a third party publishes an offer document for a Competing Offer.

8.4    Exercise of Right to Withdraw

        The right to withdraw from the contract concluded by accepting the Offer in accordance with Section 8 of the Offer Document must be exercised by written notice to the relevant Custodial Institute (as defined in Section 10.2 of the Offer Document). The written notice of withdrawal must be received by the Custodial Institute within the Acceptance Period or, if applicable, the Extended Acceptance Period. If a right to withdraw arises under Sections 8.2 or 8.3 of the Offer Document, additional details will be announced as described in Section 18 of the Offer Document.

        The withdrawal will only become effective (i) if notice of withdrawal is given to the Custodial Institute within the Acceptance Period and (ii) upon reassignment of the tendered T-Online Shares for which notice of withdrawal was given by the second Banking Day following the expiration of the Acceptance Period, i.e. 8 February 2005, 17:30 hours, to ISIN DE0005557706/WKN 555770. The deadlines for receipt of the notice of withdrawal and reassignment will be extended in accordance with any extension of the acceptance period under Section 6.3.2 of the Offer Document.

        Upon effectiveness of a withdrawal the Custodial Institute of the T-Online Shareholder has, if necessary, to effect the re-registration of the T-Online Shareholder in the share register of the Target Company.

9    Administrative Proceedings

        On 25 November 2004, the BaFin permitted the Bidder to publish the Offer Document1. As far as the Bidder is aware, no other administrative approval, consent, or proceeding is necessary in connection with the acquisition of T-Online Shares, including but not limited to any anti-trust approval, consent or proceeding.

1
The BaFin has only approved the German language original of the Offer Document, it does not review translations of offer documents.

10    Implementation of the Offer

        The T-Online Shares are registered shares traded in the segment of the Regulated Market (Geregelter Markt) of the Frankfurt Stock Exchange with additional listing obligations (Prime Standard) and on the over-the-counter market (Freiverkehr) of the stock exchanges in Berlin-Bremen, Düsseldorf, Hamburg, Hanover, Munich, and Stuttgart.

        All T-Online Shares other than those owned by the Bidder are held in book-entry form in the Clearstream Banking AG, Frankfurt/Main, Germany, booking system.

10.1    Execution Agent

        The Bidder has appointed Dresdner Bank AG to act as central agent for the execution of the Offer ("Execution Agent").

10.2    Acceptance Declaration and Transfer

        T-Online Shareholders can accept the Offer only by submitting a written declaration within the Acceptance Period or Extended Acceptance Period (the "Acceptance Declaration") to their custodial bank or other securities service provider with headquarters or a branch in Germany (each, a "Custodial Institute"). The Acceptance Declaration will become effective when the T-Online Shares are booked to ISIN DE000A0BVWU4/WKN A0BVWU at Clearstream Banking AG. The T-Online Shares referred to in the Acceptance Declaration, for which the book-entry transfers have been made under ISIN DE000A0BVWU4/WKN A0BVWU, are hereinafter referred to as "Tendered T-Online Shares". The Custodial Institute will be responsible for effecting the book-entry transfers of the shares.

        For any Acceptance Declaration submitted to the Custodial Institute within the Acceptance Period (the Custodial Institute must receive it within that period), the deadline for the book-entry transfer of the Tendered T-Online Shares is the second Banking Day following the expiration of the Acceptance Period, i.e. 8 February 2005, 17:30 hours. The deadlines for receipt of the Acceptance Declaration and the book-entry transfer will be extended in accordance with any extension of the acceptance period under Section 6.3.2 of the Offer Document.

        The Custodial Institutes will be directed by the Execution Agent to furnish the T-Online Shareholders with a form for accepting the Offer.

        Only T-Online Shares for which a book-entry transfer to ISIN DE000A0BVWU4/WKN A0BVWU was effected shall be deemed to constitute Tendered T-Online Shares.

10.3    Further Declarations by T-Online Shareholders Accepting the Offer

        By submitting an Acceptance Declaration, the T-Online Shareholders accept the Offer to conclude a purchase contract for the number of shares set forth in the Acceptance Declaration on the terms stated in the Offer Document; they further:

  (i)
  instruct their Custodial Institute to at first leave the shares set forth in the Acceptance Declaration in the securities account, but to qualify these T-Online Shares as Tendered T-Online Shares under ISIN DE000A0BVWU4/WKN A0BVWU within the securities account, to have the shares booked to ISIN DE000A0BVWU4/WKN A0BVWU at Clearstream Banking AG and, to the extent technically necessary, to effect, upon cancellation in the share register, transfer of such shares to the so-called pending holdings (freier Meldebestand) (as regards the re-registration in case of a withdrawal from the Offer see Section 8.4 of the Offer Document); and

  (ii)
  instruct their Custodial Institute to instruct and authorize Clearstream Banking AG to transfer the shares left in the securities account under ISIN DE000A0BVWU4/WKN A0BVWU out of the account of the Custodial Institute without undue delay after expiration of the Acceptance Period or, if applicable, the Extended Acceptance Period, and to make them available to the Execution Agent in its securities account at Clearstream Banking AG for transfer to Deutsche Telekom; and

  (iii)
  instruct and authorize their Custodial Institute and the Execution Agent, under exemption from the prohibition on contracting with oneself under § 181 of the German Civil Code (Bürgerliches Gesetzbuch), to take all necessary or appropriate measures to process the Offer and to submit and receive declarations, in particular to have the T-Online Shares set forth in the Acceptance Declaration transferred to Deutsche Telekom; and

  (iv)
  instruct and authorize their Custodial Institute to instruct and authorize any intermediate custodian and/or Clearstream Banking AG to provide the information required for the announcement of the acquisition of shares according to § 23 WpÜG and any other necessary information, in particular the number of shares transferred to ISIN DE000A0BVWU4/WKN A0BVWU, directly or through the Custodial Institute to Deutsche Telekom and the Execution Agent on each Banking Day; and

  (v)
  instruct and authorize the Custodial Institute and the Execution Agent to transfer title to the T-Online Shares set forth in the Acceptance Declaration to the Bidder against concurrent payment of the Purchase Price in accordance with the terms of the Offer; and

  (vi)
  declare that, at the time of transfer, the Tendered T-Online Shares are their sole property, are free of third party rights and claims, and are not subject to any restrictions on transferability.

The instructions, orders and authorizations referred to above are issued irrevocably in the interest of a smooth and expeditious execution of the Offer. They terminate only on effective withdrawal from the contract concluded by accepting the Offer (see Section 8 of the Offer Document).

10.4    Legal Consequences of Acceptance

        Acceptance of the Offer by T-Online Shareholders results in a contract between Deutsche Telekom and each involved T-Online Shareholder regarding the sale and transfer of the Tendered T-Online Shares on the terms set forth in the Offer Document. Such contract will be governed by and construed solely in accordance with the laws of Germany. The T-Online Shareholders who accept the Offer also give the irrevocable instructions, orders and authorizations indicated in Section 10.3 of the Offer Document.

10.5    Settlement of the Offer

        Subject to the terms of the Offer, the Purchase Price owed by Deutsche Telekom to the respective T-Online Shareholder will be paid into the accounts of the Custodial Institutes of the tendering T-Online Shareholders at Clearstream Banking AG concurrently with the transfer of the Tendered T-Online Shares to the securities account of the Execution Agent at Clearstream Banking AG for the purpose of transferring title to such T-Online Shares to Deutsche Telekom. For this purpose, the Execution Agent will transfer, without undue delay, but not earlier than five Banking Days after expiration of the Acceptance Period or Extended Acceptance Period, the Purchase Price into the account of the respective Custodial Institute at Clearstream Banking AG.

        Deutsche Telekom's obligation to pay the Purchase Price will be satisfied when the Purchase Price has been credited to the relevant account of the respective Custodial Institute at Clearstream Banking AG. It is the Custodial Institute's responsibility to credit the payment to the tendering T-Online Shareholder.

10.6    Costs and Charges

        There is no cost or charge for T-Online Shareholders who sell T-Online Shares under the Offer in Germany through a Custodial Institute within the meaning of Section 10.2 of the Offer Document. Any fees imposed by non-German custodial banks and any other fees or charges must be borne by the T-Online Shareholder accepting the Offer.

10.7    Trading in Tendered T-Online Shares

        The Bidder expects that, starting on the first Banking Day following the beginning of the Acceptance Period, the Tendered T-Online Shares (ISIN DE000A0BVWU4/WKN A0BVWU) can, like the not tendered shares (ISIN DE0005557706/WKN 555770), be traded during the Acceptance Period or, if applicable, the Extended Acceptance Period, in the segment of the Regulated Market (Geregelter Markt) of the Frankfurt Stock Exchange with additional listing obligations (Prime Standard) (see further

        Section 12.2.1 of the Offer Document). The trading of the Tendered T-Online Shares will cease at the end of trading on the Banking Day prior to the last Banking Day of the Acceptance Period or, if applicable, the Extended Acceptance Period. Thus, unless the acceptance period is extended, the last day on which Tendered T-Online Shares will be traded will be 3 February 2005.

        It should be noted that the trading volume in Tendered T-Online Shares could be low, which could result in substantial fluctuations in the trading price for Tendered T-Online Shares.

        Any person who acquires Tendered T-Online Shares will assume all rights and obligations of the respective seller attached to these T-Online Shares pursuant to the contract concluded by acceptance of the Offer.

11    Financing the Offer

11.1    Financing; Financing Measures Taken

        The Bidder has taken all necessary measures to ensure the full performance of the Offer.

        Under the Offer, the Bidder could acquire a maximum of all shares held by T-Online Shareholders (other than the Bidder) which are subject of the Offer pursuant to Section 6.1 of the Offer Document at a Purchase Price of EUR 8.99 per share. Currently, 319,036,699 T-Online Shares are held by T-Online Shareholders other than the Bidder.

        In addition to the T-Online Shares currently held by T-Online Shareholders other than the Bidder, further shares could come into existence before the expiration of the Acceptance Period as a result of exercise of stock options under the Stock Option Plans. Currently 3,028,794 stock options are outstanding which may be exercised before the expiration of the Acceptance Period, of which 117,370 are subject to additional conditions. If all stock options exercisable before the expiration of the Acceptance Period are exercised and all T-Online Shareholders (other than the Bidder) tender their T-Online Shares into the Offer, the Bidder will acquire a maximum of 322,065,493 shares. Based on a Purchase Price of EUR 8.99 per share, the maximum amount to be paid by the Bidder will amount to EUR 2,895,368,782.07 ("Maximum Offer Amount").

        Deutsche Telekom will fund the payments to be made under the Offer out of available cash, available credit lines or a combination of both. At the time of publication of the Offer Document, open credit lines are available to Deutsche Telekom, inter alia, under the unused tranche A of its revolving credit facility dated 2 October 2000 in the amount of EUR 5 billion, i.e. in an amount exceeding the Maximum Offer Amount. This tranche of the revolving credit facility may be drawn on by Deutsche Telekom at the earliest possible expiration of the Acceptance Period (i.e. 4 February 2005, 24:00 hours) and has been reserved by Deutsche Telekom for the payment of the Purchase Price under the Offer in an amount equalling the Maximum Offer Amount. Should available liquid assets not suffice at the time of the earliest possible expiration of the Acceptance Period, backup in the form of a pre-arranged credit line would be available to Deutsche Telekom. Thus, the amount of funds necessary to fully perform the Offer will in any event be available to Deutsche Telekom in cash at the time of the earliest possible expiration of the Acceptance Period.

11.2    Confirmation of Financing

        Dresdner Bank AG, Jürgen-Ponto-Platz 1, 60301 Frankfurt/Main, Germany, and Goldman, Sachs & Co. oHG, MesseTurm, Friedrich-Ebert-Anlage 49, 60308 Frankfurt/Main, Germany, have confirmed by letter dated 8 November 2004, that the Bidder has taken the necessary measures to ensure that the means necessary for the full satisfaction of the Offer will be available at the time the claim for payment of the Purchase Price is due. A copy of this letter is attached to the Offer Document as an Annex.

11.3    Information on the Expected Effects of a Successful Offer on the Assets, Finances and Income of Deutsche Telekom AG and the Deutsche Telekom Group

        The following information, views and forward-looking statements and the descriptions below regarding the expected effects of a successful Offer on the assets, financial position and earnings position of Deutsche Telekom AG and the Deutsche Telekom group are based on the hypothetical assumption that all T-Online Shares outstanding at the date of publication of the Offer Document were acquired under the terms of the Offer as of 30 September 2004. Euro amounts given in this Section 11.3 are rounded to the nearest million EUR.

        To estimate the effects of the Offer on its assets, finances and income, Deutsche Telekom has prepared unaudited pro forma statements of the financial situation as it would have been if all currently outstanding T-Online Shares had been bought on the terms of the Offer as of 30 September 2004 and if the purchase price for these shares had been entirely paid out of available cash. In view of the applicable exercise prices and the current stock market price, Deutsche Telekom has assumed that no stock options under the Stock Option Plans will be exercised during the Acceptance Period. The pro forma financial statements are compared to the unaudited financial statements as of

        30 September 2004 of Deutsche Telekom AG and Deutsche Telekom group. Whenever reference is made in this Section 11.3 to financial statements of Deutsche Telekom AG or the Deutsche Telekom group as of 30 September 2004, this relates to the unaudited nine month financial statements of Deutsche Telekom AG and the Deutsche Telekom group, respectively, as of that date.

        The pro forma statements are based on a total purchase amounting to EUR 2,893 million. It is broken down as follows:

  •
  EUR 2,868 million, the price for all T-Online Shares currently outstanding (i.e., not taking into account T-Online Shares which could come into existence during the Acceptance Period as a result of exercise of stock options under the Stock Option Plans and excluding T-Online Shares held by the Bidder) and

  •
  EUR 25 million, anticipated incidental acquisition costs for the T-Online Share to be acquired pursuant to the Offer.

        As of 30 September 2004, the date of the pro forma statements, Deutsche Telekom had sufficient liquid assets to pay the Maximum Offer Amount out of available cash. However, it is currently not possible to ascertain the exact amount of liquid assets available at the time of the earliest possible expiration of the Acceptance Period (i.e. 4 February 2005, 24:00 hours). As described in Section 11.1 of the Offer Document, Deutsche Telekom is considering funding the purchase price to be paid under the Offer partly out of available liquid assets and partly out of available credit lines. Deutsche Telekom has assumed for the purpose of the pro forma statements that all currently outstanding T-Online Shares are bought on the terms of the Offer as of 30 September 2004 and that the purchase price for these shares is entirely paid out of available cash. Should part of the purchase price be funded out of available credit lines, the decrease in liquid assets set out in the pro forma statements below will be reduced and liabilities will be increased by a corresponding amount. The effects of the acquisition of the T-Online

Shares on an income statement are generally not affected by the way the purchase price is funded; insofar, no material changes are expected.

11.3.1    Estimated Effects of a Successful Offer on Deutsche Telekom AG's Individual Financial Statements

        The Bidder's financial year is the calendar year. The Bidder's balance sheet total as of 30 September 2004 amounted to EUR 106,558 million. Financial assets amounted to EUR 68,124 million and liquid assets to EUR 4,063 million, as of 30 September 2004. Net income for the first nine months in the financial year 2004 was EUR 1,926 million In the financial year 2003, it amounted to EUR 4,069 million according to the audited financial statements of Deutsche Telekom AG as of 31 December 2003 for which an unqualified auditors' report has been issued. Revenues for the first nine months in the financial year 2004 amounted to EUR 17,778 million, in the financial year 2003 they amounted to EUR 25,203 million according to the audited financial statements of Deutsche Telekom AG as of 31 December 2003.

        Currently, the Bidder holds approximately 73.93% of the 1,223,890,578 no par value shares of T-Online.

        The acquisition of the T-Online Shares is expected to have the following consequences on the assets, financial position and earnings position of the Bidder compared to the financial statement figures compiled pursuant to German GAAP as of 30 September 2004:

  •
  While financial assets increase by EUR 2,893 million from EUR 68,124 million to EUR 71,017 million, liquid assets are reduced by EUR 2,893 from EUR 4,063 million to EUR 1,170 million.

  •
  Total assets and other items in the Bidder's balance sheet, other than financial and liquid assets, are not affected. The Bidder's shareholders' equity is also not affected by the implementation of the Offer.

  •
  The Bidder's revenues remain unaffected by the implementation of the Offer.

  •
  An income statement of Deutsche Telekom AG for a complete financial year will be affected as follows:

  •
  Negative impact of EUR 145 million p.a. on interest income;

  •
  Positive impact of EUR 57 million on tax expenses for periods without loss carryforwards. As there will be a loss carryforward for financial year 2005, the impact on tax expenses in that year will be reduced to EUR 25 million;

  •
  In the case of dividend payments by T-Online, income from investments will increase, as under the assumptions made, T-Online will no longer have minority shareholders.

        The following table summarizes the effects on the balance sheet of Deutsche Telekom AG:

(in million EUR)	Deutsche Telekom AG (as of 30 September 2004)	Maximum Change Caused by Offer (as of 30 September 2004)	Pro Forma (as of 30 September 2004)
Financial assets	68,124	+2,893	71,017
Other non-current assets	27,193	—	27,193
Cash	4,063	-2,893	1,170
Other current assets and deferred charges	7,178	—	7,178
Total assets	106,558	—	106,558
Shareholders' equity	48,136	—	48,136
Accruals	8,910	—	8,910
Liabilities and deferred income	49,512	—	49,512
Total shareholders' equity and liabilities	106,558	—	106,558

11.3.2    Estimated Effects of a Successful Offer on Deutsche Telekom' s Consolidated Financial Statements

        The anticipated effect on the Deutsche Telekom group's assets, finances and income is derived from the comparison of consolidated financial statement figures compiled pursuant to German GAAP as of 30 September 2004. Under the assumptions made in Section 11.3 of the Offer Document, the following financial situation is expected:

  •
  Intangible assets increase from EUR 45,629 million by EUR 1,505 million to EUR 47,134 million. The increase is mainly attributable to goodwill resulting from the implementation of the Offer.

  •
  Liquid assets are reduced from EUR 5,907 million by EUR 2,893 million to EUR 3,014 million.

  •
  Minority interest decreases from EUR 4,237 million by EUR 1,388 million to EUR 2,849 million. As a result, the (consolidated) total shareholders' equity is reduced by EUR 1,388 million from EUR 37,862 million to EUR 36,474 million.

  •
  Financial assets remain unchanged.

  •
  The balance sheet total decreases from EUR 111,216 million by EUR 1,388 million to EUR 109,828 million.

  •
  The Deutsche Telekom group's consolidated revenues remain unchanged by implementation of the Offer because T-Online is already a fully consolidated subsidiary of Deutsche Telekom.

  •
  An income statement of the Deutsche Telekom group for a complete financial year will be affected as follows:

  •
  Increase of EUR 215 million p.a. in amortization and depreciation of intangible assets due to amortisation of goodwill resulting from the implementation of the Offer. The estimated useful life of goodwill is seven years;

  •
  Negative impact of EUR 145 million p.a. on interest income;

  •
  Positive impact of EUR 57 million on tax expenses for periods without loss carryforwards. As there will be a loss carryforward for the financial year 2005, the impact on the tax expenses in that year will be reduced to EUR 25 million;

  •
  The disposal of minority interests of T-Online will lead to full participation in the future results of T-Online.

        The following table summarizes the effects on the balance sheet of the Deutsche Telekom group:

(in million EUR)	Deutsche Telekom group (as of 30 September 2004)	Maximum Change Caused by Offer (as of 30 September 2004)	Pro Forma (as of 30 September 2004)
Intangible assets	45,629	+1,505	47,134
Other non-current assets	48,462	—	48,462
Cash	5,907	-2,893	3,014
Other current assets and deferred charges	11,218	—	11,218
Total assets	111,216	-1,388	109,828
Shareholders' equity excluding minorities	33,625	—	33,625
Minority interest	4,237	-1,388	2,849
Total shareholders' equity	37,862	-1,388	36,474
Accruals	17,059	—	17,059
Liabilities and deferred income	56,295	—	56,295
Total shareholders' equity and liabilities	111,216	-1,388	109,828

11.3.3    Note Regarding Forward-Looking Statements

        The forward-looking statements given in this Section 11.3 are based on assumptions that reflect the Bidder's current assessments. They may prove to be erroneous in the future, although they appear reasonable as of the time of execution of the Offer Document. Actual events may diverge from those that formed the basis for the forward-looking statements made here.

12    Likely Consequences of the Offer for T-Online and its Remaining Shareholders

12.1    Deutsche Telekom's Intentions with Respect to T-Online; Effects on the Members of the Governing Bodies, Employees and their Representatives

12.1.1    Effect on the Future Business Activities of T-Online and the Use of T-Online's Assets

        Irrespective of the number of T-Online Shares obtained by the Bidder as a result of the Offer, the Bidder does not currently intend to materially change the business activities of T-Online prior to completion of the merger. The Bidder expects that until completion of the merger, T-Online will continue its business activities substantially in the form in which they have been conducted until the date hereof. In the ordinary course of these business activities, T-Online plans to start offering a DSL resale product and Voice over IP (Internet Protocol) in 2005. The Bidder has no specific intention to change the currently existing business relationships between T-Online and Deutsche Telekom other than in the ordinary course of the companies' businesses. There are no plans to move the corporate seat or the location of principal branches of T-Online. The implementation of the Offer will not have a direct impact on the use of T-Online's assets or its future obligations.

        The Bidder does not currently intend to change T-Online's legal corporate structure other than by means of the proposed merger (see Section 4 of the Offer Document). In particular, Deutsche Telekom does not anticipate the conclusion of a domination agreement, profit and loss transfer agreement or a squeeze-out of minority shareholders. For a description of Deutsche Telekom's plans with regard to the T-Online business following completion of the merger, reference is made to Section 4.4 of the Offer Document.

12.1.2    Effects on the Members of T-Online's Governing Bodies, Employees and their Representatives

        The implementation of the Offer alone will not have direct effects on the employees of T-Online, on the existing employee representations (including the works councils for Darmstadt/Weiterstadt and Ulm, Kiel and Oldenbourg and the central works council (Gesamtbetriebsrat), on the validity of collective bargaining and shop agreements, on the members of T-Online's Management and Supervisory Boards, or on the conditions of employment and service. T-Online's Supervisory Board is currently composed of twelve members in accordance with the German Co-Determination Act of 1976 (Mitbestimmungsgesetz von 1976). The implementation of the Offer will not cause a change in the statutory rules applicable for the co-determination of T-Online's Supervisory Board.

        However, upon completion of the proposed merger, the Management Board and the Supervisory Board of T-Online will cease to exist. Deutsche Telekom and T-Online have agreed in the framework agreement described in Section 4.3 of the Offer Document that the T-Online Business, which upon completion of the proposed merger will continue to be a separate organizational unit within the Broadband/Fixed Network strategic business area of Deutsche Telekom, will be managed by the T-Online Departmental Board (Bereichsvorstand) (as defined in Section 4.4 of the Offer Document) having six members.

        As a matter of law, all employment and service agreements entered into by T-Online will automatically pass to Deutsche Telekom upon completion of the merger, unless otherwise provided for in the respective agreement or unless an affected employee objects to the transfer of his employment agreement.

        The Bidder expects that it will in due course enter into discussions with members of T-Online's Management Board with regard to their future position within the Broadband/Fixed Network strategic business area. Any details will be mutually agreed upon with the affected board member.

12.1.3    Employee Participation Plans of T-Online

        The Stock Option Plans described under Section 5.3 of the Offer Document remain legally unaffected by the implementation of the Offer. Due to existing conditional capitals ("bedingte Kapitalia"), T-Online would still be able to provide shares if stock options were exercised. The Bidder does not intend to extend the Offer to (unexercised) option rights or to acquire these (unexercised) option rights outside the Offer.

        Should any stock options still be outstanding at the date of completion of the merger, holders of such stock options will be granted similar rights in shares of the Bidder in accordance with § 23 UmwG if no cash compensation is paid. The details of this "roll-over" will be set forth in the merger agreement.

12.2    Effects on T-Online Shareholders Who Do not Accept the Offer

        T-Online Shareholders who do not accept the Offer will remain shareholders of T-Online.

        However, upon completion of the proposed merger, T-Online will cease to exist as a legal entity and all T-Online Shareholders (other than Deutsche Telekom) at the time of completion of the merger will become shareholders of Deutsche Telekom. The marketable value of the Deutsche Telekom Shares which T-Online Shareholders will be granted on the date of completion of the merger in exchange for their T-Online Shares will depend on the exchange ratio set forth in the merger agreement and on the future stock market price for Deutsche Telekom Shares. It should be noted that based on current expectations of future developments, the Bidder currently expects the merger exchange ratio of Deutsche Telekom Shares to T-Online Shares to be, from the perspective of T-Online Shareholders, below the exchange ratio implied by the Purchase Price (EUR 8.99) and the current market price for Deutsche Telekom Shares. Further details with regard to the expected exchange ratio for the T-Online Shareholders who have not tendered their T-Online Shares in the Offer are described below in Section 12.2.4 of the Offer Document.

12.2.1    Trading of T-Online Shares

        T-Online Shares for which the Offer has not been accepted remain tradable on the Regulated Market (Geregelter Markt) of the Frankfurt Stock Exchange under ISIN DE0005557706 / WKN 555770 throughout the entire Acceptance Period or, if applicable, Extended Acceptance Period and after completion of the Offer.

        Depending on the acceptance rate, the trading volume of T-Online Shares and the liquidity of the shares could decrease. This could result in substantial fluctuations in the trading price for T-Online Shares. It is conceivable that sale or purchase orders may not be fulfilled in a timely manner or at all. Furthermore, the current market price for T-Online Shares could reflect the fact that on 9 October 2004 the Bidder announced its decision to submit an offer to acquire T-Online Shares at a price of EUR 8.99 per share. It is uncertain whether the T-Online Share will still be traded at the current level after expiration of the Acceptance Period or, if applicable, the Extended Acceptance Period.

        T-Online Shares are currently traded in the segment of the Regulated Market (Geregelter Markt) of the Frankfurt Stock Exchange with additional listing obligations (Prime Standard). After or even during the implementation of the Offer, there may be a change to the segment of the Regulated Market (Geregelter Markt) without additional listing obligations (General Standard). If, as a result of the Offer, the ordinary trading of T-Online Shares no longer appears to be ensured, the quotation of T-Online Shares could be discontinued or the admission of T-Online Shares to the Regulated Market (Geregelter Markt) could be revoked. However, the Bidder does not expect this to happen.

        T-Online Shares are a component of the TecDax Index of Deutsche Börse AG ("TecDax"), with the consequence that institutional funds that invest in indices like the TecDax ("Index Funds") are required to hold T-Online Shares to match the performance of the TecDax. It cannot be ruled out that T-Online Shares will be excluded from the TecDax after expiration of the Acceptance Period or, if applicable, Extended Acceptance Period. In the event of an exclusion, Index Funds still holding T-Online Shares at that time will probably sell these shares. This could lead to an oversupply of T-Online Shares in a comparatively illiquid market and a decline of the market price for T-Online Shares.

12.2.2    Future Dividends

        T-Online has not paid any dividends for financial years 2002 and 2003. It is Deutsche Telekom's expectation that T-Online will not pay a dividend for the current financial year 2004 either. Should the Management and Supervisory Boards of T-Online propose to T-Online's annual shareholders' meeting to pay a dividend, Deutsche Telekom reserves the right to exercise its voting rights in the annual shareholders' meeting resolving on the distribution of dividends so as to prevent, to the extent permitted by law, any dividends from being distributed as long as net income on the level of the T-Online sub-group as calculated in accordance with German GAAP for the purpose of Deutsche Telekom's consolidated group financial statements is negative.

12.2.3    Deutsche Telekom's Qualified Majority at the Shareholders' Meeting of T-Online

        Currently, Deutsche Telekom holds approximately 73.93% of the voting rights that are eligible to vote at a meeting of the T-Online Shareholders. Judging from the attendance at T-Online's shareholders' meetings in the past, Deutsche Telekom's stake in T-Online is highly likely to represent at least three quarters of the share capital represented at any given shareholders' meeting. Therefore, Deutsche Telekom expects to be able to exercise its voting power to adopt resolutions that require a qualified majority of the votes cast or the share capital represented at the meeting, regardless of how the other shareholders present vote. Such resolutions include amendments to the articles of association and measures under the UmwG, including statutory mergers.

        After completion of the Offer, Deutsche Telekom's stake in T-Online might exceed 75%. In such a case, Deutsche Telekom could, on its own, and irrespective of the attendance at the shareholders' meeting by other shareholders, adopt resolutions at the shareholders' meeting for which a qualified majority of the votes cast or the share capital represented at the meeting is required.

12.2.4    Merger and Merger Exchange Ratio

        Following the approval of the proposed merger by the requisite shareholders' meeting anticipated by Deutsche Telekom (see Section 4 of the Offer Document), T-Online Shareholders who have not tendered their shares into the Offer or otherwise disposed of their shares before the date of completion of the merger will be granted Deutsche Telekom Shares in exchange for their T-Online Shares. The ratio of Deutsche Telekom Shares granted for a defined number of T-Online Shares ("Exchange Ratio") will be set forth in the merger agreement to be concluded between Deutsche Telekom and T-Online. An Exchange Ratio which is deemed adequate as required under German law can neither be freely negotiated between Deutsche Telekom and T-Online, nor imposed by Deutsche Telekom as the majority shareholder of T-Online. Instead, the adequate Exchange Ratio has to be determined through a comparative valuation of each of Deutsche Telekom and T-Online.

        Deutsche Telekom has appointed KPMG and T-Online has appointed Warth & Klein Wirtschaftsprüfungsgesellschaft mbH to act as advisor to help ascertain the Exchange Ratio. With the assistance of these auditors, Deutsche Telekom and T-Online are performing a discounted future earnings valuation (Unternehmensbewertung nach dem Ertragswertverfahren) of both companies in accordance with generally accepted valuation principles published by the German Institute of Chartered Accountants (Institut der Wirtschaftsprüfer e.V., the "IDW"). The appropriateness of the Exchange Ratio set forth in the merger agreement will be reviewed by Dr. Ebner, Dr. Stolz und Partner GmbH Wirtschaftsprüfungsgesellschaft, Steuerberatungsgesellschaft as independent court appointed merger auditor (Verschmelzungsprüfer).

        Prior to the date hereof, Deutsche Telekom, supported by KPMG, unilaterally performed a preliminary discounted future earnings valuation in accordance with generally accepted valuation principles published by the IDW on the basis of, inter alia, the business plans of Deutsche Telekom and T-Online prepared in 2003 ("Preliminary IDW Analysis"). Based on the results of the Preliminary IDW Analysis, Deutsche Telekom expects that the Exchange Ratio to be set forth in the merger agreement will, from the perspective of T-Online Shareholders, be below the Exchange Ratio implied by the Purchase Price (EUR 8.99) and the current market price for Deutsche Telekom Shares.

        The Preliminary IDW Analysis indicates that the discounted future earnings value per Deutsche Telekom Share could be above the current market price for Deutsche Telekom Shares and that the discounted future earnings value per T-Online Share could be above the Purchase Price (EUR 8.99). On the other hand, the Preliminary IDW Analysis also indicates that the discounted future earnings value per Deutsche Telekom Share could exceed the current market price for Deutsche Telekom Shares to a relatively higher extent than the discounted future earnings value per T-Online Share could exceed the Purchase Price (EUR 8.99). This is the reason why Deutsche Telekom expects that the Exchange Ratio to be set forth in the merger agreement will, from the perspective of T-Online Shareholders, be below the Exchange Ratio implied by the Purchase Price (EUR 8.99) and the current market price for Deutsche Telekom Shares.

        The Exchange Ratio to be set forth in the merger agreement to be submitted for approval by the requisite shareholders' meetings could deviate from the Exchange Ratio determined on the basis of the Preliminary IDW Analysis, either for the benefit or to the detriment of the T-Online Shareholders. This Exchange Ratio will reflect the financial information available as of the invitation of the requisite shareholders' meetings, which will include the business plans of Deutsche Telekom and T-Online prepared in 2004 as well as the audited financial statements of Deutsche Telekom and T-Online as of 31 December 2004.

        After completion of the merger, each former T-Online Shareholder who in the merger has been granted Deutsche Telekom Shares in exchange for his T-Online Shares may challenge the appropriateness of the Exchange Ratio set forth in the merger agreement before a court in so-called "valuation proceedings" (Spruchverfahren). In such proceedings the court could, for various reasons, come to the conclusion that the Exchange Ratio set forth in the merger agreement is too low, from the point of view of the T-Online Shareholders, and that T-Online Shareholders are therefore entitled to payment of a cash supplement. This may affect certain assumptions underlying the IDW valuations; it can also not be excluded that a court will find that, in determining the Exchange Ratio, factors other than discounted future earnings values of the companies involved in the merger should be taken into account. A final decision in the valuation proceedings will be binding on all former T-Online Shareholders who in the merger have been granted Deutsche Telekom Shares in exchange for their T-Online Shares. T-Online Shareholders who have tendered their shares into the Offer or otherwise disposed of their shares before the completion of the merger will not participate in the valuation proceedings nor in any payment of a cash supplement which may be determined therein.

12.2.5    Additional Information on the Status of the Valuations

        Deutsche Telekom will decide in due course whether (and if so, when) to publish additional information concerning the status of the valuations required for the determination of the Exchange Ratio described in Section 12.2.4 of the Offer Document. Any additional information will be published as described in Section 18 of the Offer Document. Deutsche Telekom currently expects to publish additional information in January 2005 on the then current status of the valuations.

13    Function of Individual Members of T-Online's Management and Supervisory Boards in the Deutsche Telekom Group

        Kai-Uwe Ricke, chairman of T-Online's Supervisory Board, is also chairman of the Management Board of Deutsche Telekom and chairman of the Supervisory Boards of several companies in the Deutsche Telekom group.

        Dr. Karl-Gerhard Eick, a member of T-Online's Supervisory Board, is vice-chairman of the Management Board of Deutsche Telekom and responsible for Finance & Controlling. He is also a member, and in some cases chairman, of the Supervisory Boards of several companies in the Deutsche Telekom group.

        Dr. Heinz Klinkhammer, a member of T-Online's Supervisory Board, is a member of the Management Board of Deutsche Telekom responsible for Human Resources. He is also a member, and in one case chairman, of the Supervisory Boards of several companies in the Deutsche Telekom group.

        Dieter Cazzonelli, a member of T-Online's Supervisory Board, is head of the tax department of Deutsche Telekom and a member, and in some cases chairman, of the Supervisory Boards of several companies in the Deutsche Telekom group.

        Dr. Eberhardt Rolle, a member of T-Online's Supervisory Board, is also a member of the Supervisory Board of T-Mobile International AG, a 100% subsidiary of Deutsche Telekom.

        None of the members of T-Online's Management Board is a member of an executive body or an employee of any company in the Deutsche Telekom group (other than T-Online and its subsidiaries).

14    Advantages for the Members of T-Online's Management and Supervisory Boards

        No cash payments or other monetary benefits were granted or promised to any member of T-Online's Management or Supervisory Board in connection with the Offer.

        In view of the proposed merger, the Bidder expects that it will in due course enter into discussions with members of the T-Online's Management Board with regard to their future position within Deutsche Telekom's Broadband/Fixed Network strategic business area. The details will be mutually agreed upon with the affected board member.

15    Statement by T-Online's Management and Supervisory Boards

        According to § 27(1) WpÜG, T-Online's Management and Supervisory Boards have to publish a reasoned opinion with respect to the Offer and each amendment thereto without undue delay after submission of the Offer Document and any amendments thereto by the Bidder. If T-Online's central works council (Gesamtbetriebsrat) submits an opinion with respect to the Offer to the Management Board, the Management Board shall enclose such opinion with its own opinion. § 27(3) WpUG requires that the Management and Supervisory Boards' opinions be published by announcement on the Internet and either full publication in a recognized national stock exchange journal or notification in a recognized national stock-exchange journal indicating that copies of the opinions are available for distribution free of charge from a suitable agent in Germany. At the same time, the Management and Supervisory Boards shall provide their opinions to T-Online's central works council.

16    Advising Banks

        Dresdner Kleinwort Wasserstein, the investment banking division of Dresdner Bank AG, Frankfurt/Main, Germany, and Goldman, Sachs & Co. oHG, Frankfurt/Main, Germany, have acted as financial advisors to the Bidder in relation to the preparation and implementation of the Offer.

17    Taxation

        T-Online Shareholders are advised to seek professional tax advice before accepting the Offer regarding their individual tax position.

18    Publications, Declarations and Announcements

        In accordance with § 14(3) WpÜG, the Offer Document is available on the Internet at www.telekom.de/tender-offer. It can be obtained free of charge from Dresdner Bank AG, Jürgen-Ponto-Platz 1, 60301 Frankfurt/Main, Germany, fax +49-69-91509810. The Bidder will make a corresponding announcement in the Börsen-Zeitung and in the U.S. edition of the Wall Street Journal on 26 November 2004. An English translation of the Offer Document, which has not been reviewed or approved by the BaFin, is available on the Internet, also at www.telekom.de/tender-offer. The Bidder will announce the availability of the English translation in the Börsen-Zeitung and in the U.S. edition of the Wall Street Journal on 26 November 2004. Copies of both the English and the German version of the Offer Document can also be requested to be sent, free of charge, by calling the information hotline established by the Bidder under the telephone number 0800-4766666 (toll-free in Germany) or 1-800-817-0844 (toll-free in the U.S.). Only the German version of the Offer Document will be binding in respect of the Offer and any contract concluded by acceptance of the Offer.

        As required by § 23(1) WpÜG, the Bidder will publish notice of the number of T-Online Shares available to it, including the number of shares transferred to ISIN DE000A0BVWU4 / WKN A0BVWU after acceptance of the Offer, on a weekly basis after publication of the Offer Document, on a daily basis in the last week of the Acceptance Period or the Extended Acceptance Period, as applicable, and forthwith after expiration of the Acceptance Period or the Extended Acceptance Period, as applicable. In these notices the Bidder will also state the number of T-Online Shares it has acquired outside the Offer, if any.

        All declarations, announcements and notices by the Bidder in connection with the Offer and any contractual relationships that may arise through the Offer will be published on the Internet at www.telekom.de/tender-offer, in the Börsen-Zeitung or, on days on which the Börsen-Zeitung is not published, in the Frankfurter Allgemeine Zeitung and, in the case of material amendments to the terms of the Offer, also in the U.S. edition of the Wall Street Journal, unless the law requires other or additional forms of publication, announcement and communication.

19    Applicable Law

        The Offer and any contract between the Bidder and the T-Online Shareholders for the purchase and transfer of T-Online Shares arising out of the acceptance of the Offer shall be governed by the laws of Germany.

20    Declaration of Assumption of Responsibility

        Deutsche Telekom AG, a German stock corporation with its corporate seat in Bonn, Germany, and registered in the commercial register of the Local Court (Amtsgericht) of Bonn under HRB 6794, assumes responsibility for the contents of the Offer Document in accordance with § 12 WpÜG. Deutsche Telekom AG declares that to the best of its knowledge the statements made in the Offer Document are correct and no material circumstances have been omitted.

Bonn, 25 November 2004

Deutsche Telekom AG

Kai-Uwe Ricke Chairman of the Management Board	Dr. Karl-Gerhard Eick Vice-Chairman of the Management Board

Annex: Confirmation of Financing

Dresdner Bank Aktiengesellschaft Dresdner Kleinwort Wasserstein Jürgen-Ponto-Platz 1 D-60301 Frankfurt am Main	Goldman, Sachs & Co. oHG MesseTurm Friedrich-Ebert-Anlage 49 D-60308 Frankfurt am Main

Deutsche Telekom AG
Friedrich-Ebert-Allee 140

53113 Bonn

8. November 2004

        Bestätigung nach § 13 Absatz 1 Satz 2 des Wertpapiererwerbs- und Übernahmegesetzes ("WpÜG") zum freiwilligen öffentlichen Erwerbsangebot der Deutschen Telekom AG, Bonn, an die Aktionäre der T-Online International AG, Weiterstadt

        Sehr geehrte Damen und Herren,

        Dresdner Bank Aktiengesellschaft, Frankfurt am Main, und Goldman, Sachs & Co. oHG, Frankfurt am Main, sind von der Deutschen Telekom AG, Bonn, unabhängige Wertpapierdienstleistungsunternehmen im Sinne des § 13 Abs. 1 Satz 2 WpÜG.

        Wir bestätigen hiermit gemäß § 13 Abs. 1 Satz 2 WpÜG, dass die Deutsche Telekom AG die notwendigen MaBnahmen getroffen hat, um sicherzustellen, dass ihr die zur vollstädigen Erfüllung des vorbezeichneten Erwerbsangebots notwendigen Mittel zum Zeitpunkt der Fälligkeit des Anspruchs auf die Geldleistung zur Verfügung stehen.

        Mit der Wiedergabe dieses Schreibens in der Angebotsunterlage für das vorbezeichnete Erwerbsangebot gemäß § 11 Abs. 2 Satz 3 Nr.4 WpÜG sind wir einverstanden.

Dresdner Bank Aktiengesellschaft	Goldman, Sachs & Co. oHG

Cornelius Clotten	Wayne L. Moore

Heiko Demmler	Marcus Schenck

This page is provided as a translation for convenience only of the document containing financing confirmation ("Finanzierungsbestätigung") with respect to funding of the Offer. The German-language original of this document is included on the previous page

Dresdner Bank Aktiengesellschaft Dresdner Kleinwort Wasserstein Jürgen-Ponto-Platz 1 D-60301 Frankfurt am Main	Goldman, Sachs & Co. oHG Messe Turm Friedrich-Ebert-Anlage 49 D-60308 Frankfurt am Main

Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn

November 8, 2004

        Confirmation in accordance with Section 13, Paragraph 1, Sentence 2 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, "WpÜG") with respect to the voluntary public offer by Deutsche Telekom AG, Bonn, to the shareholders of T-Online International AG, Weiterstadt

Dear Sirs,

        Dresdner Bank Aktiengesellschaft, Frankfurt am Main, and Goldman, Sachs & Co. oHG, Frankfurt am Main, are securities services enterprises independent of Deutsche Telekom AG pursuant to Section 13, Paragraph 1, Sentence 2 of the WpÜG.

        We hereby confirm in accordance with Section 13, Paragraph 1, Sentence 2 of the WpÜG that Deutsche Telekom AG has undertaken the necessary measures to ensure that at the time at which the cash payment becomes due it will have the necessary means available to fulfill completely the offer mentioned above.

        We consent to the publication of this letter in the offer document of the offer mentioned above in accordance with Section 11, Paragraph 2, Sentence 3 Lit. 4 WpÜG.

Dresdner Bank Aktiengesellschaft	Goldman, Sachs & Co. oHG

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